Mail Stop 6010

February 9, 2006

Mel R. Brashears
Chairman of the Board
Irvine Sensors Corporation
3001 Rd Hill Avenue
Costa Mesa, California 92626144

      Re: Irvine Sensors Corporation
                Preliminary Proxy Materials
                Filed January 23, 2006
                File No. 1-8402

Dear Mr. Brashears:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please revise the proxy to provide the disclosure required by Items 11, 13 and 14 of Schedule 14A. See Note A of the proxy rules. The proxy should provide shareholders with disclosure that will allow them to make an informed voting decision concerning the Optex acquisition. For example, we note that you have not included disclosure concerning the background of the transaction with Optex, the reasons for acquiring Optex, pro-formas of Irvine and Optex, the financial statements of Optex or a description of the business of Optex.

2.   Expand the disclosure to quantify the total number of shares that have been issued and that could be issued upon conversion and warrant exercise in connection with this acquisition.

Also disclose how the share issuances affect the ownership interest of the existing shareholders.

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have questions.

Sincerely,

Peggy Fisher
Assistant Director